EXHIBIT 99.15
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Kevin CHURCH
Tel. : + 33 (0) 1 47 44 70 62
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel. : + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
Michael CROCHET-VOUREY
Tel. : +33 (0) 1 47 44 81 33
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris — October 6, 2008
Notice of Appointment
Jacques Marraud des Grottes, who was appointed Senior Vice President, Exploration & Production in Africa replacing Jean Privey on September 1, was named to the Management Committee on October 1.
Jacques Marraud des Grottes, 56, holds a Master’s Degree in law and a diploma from the ICG business school. He began has career with Airbus Industrie as an administrator and negotiator in the Contracts Department. He joined Elf Aquitaine in September 1982, where he held the position of Technical Contracts Engineer in France, then in Gabon. From 1988 to 1992, he led the Associations Division in Gabon. He returned to Paris in 1991 to head the Nigeria Delegation. In 1993, he was assigned to Angola as Deputy Managing Director, a position he held for four years before being named Managing Director of Trinidad and Tobago Exploration & Production subsidiaries in 1997. He headed Elf Gabon from 2001 to 2004, then served as Managing Director in Nigeria and was appointed Senior Vice President, E&P Africa in September 2008.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. To help meet current and future global energy demand, Total’s 95,000 employees deploy their skills across the entire oil and gas chain, from exploration and production to refining and marketing, trading, and gas and power. They also help to meet current and future global energy demand. The Group is also a first rank player in chemicals. www.total.com